Securities and Exchange Commission
Washington, DC 20549

Schedule TO-T/A

Tender offer statement under section 14(d)(1) OR 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Boston Financial Qualified Housing Tax Credits L.P. IV
(Name of Subject Company(issuer))

Anise, L.L.C. (offeror)
Christopher J. Garlich Trust
Christopher J. Garlich
Jose L. Evans
Denise Evans
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Lathrop & Gage L.C.
Attn: Scott M. Herpich
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108
Telephone (816) 292-2000

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$1,634,000	$326.80
* Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$326.80	Filing party:	Anise, L.L.C.
Form or registration no.:	SC TO-T	Date filed:	February 21, 2006

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Anise, L.L.C. (the “Purchaser”), a Missouri limited liability company, has made an offer to purchase up to 9,500 units (“Units”) of limited partnership interests in BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV (the “Partnership”) at a cash purchase price of $172 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined herein)) per Unit, if any, made to Unit holders by the Partnership after the date of the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 2006, as it may be supplemented or amended from time to time (the “Offer to Purchase”), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”).

In connection with the Offer, on March 6, 2006, the Purchaser sent a letter to the limited partners of the Partnership, a copy of which is filed as Exhibit (a)(1)(iv) hereto.

Item 1.   Exhibits

(a)(1)(iv) Form of Letter to Limited Partners dated March 6, 2006.

(a)(1)(v) Form of Agreement of Transfer and Letter of Transmittal, with Instructions (incorporated by reference from Exhibits to the Schedule TO-T filed Anise, L.L.C. on September 20, 2005).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2006	ANISE, L.L.C., a Missouri limited liability company

	By:	/s/ DeAnn Duffield
DeAnn Duffield, Manager

Christopher J. Garlich Trust

	By:	/s/ Christopher J. Garlich
Christopher J. Garlich Trustee

/s/ Christopher J. Garlich
Christopher J. Garlich

/s/ Jose L. Evans
Jose L. Evans

/s/ Denise Evans
Denise Evans

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